FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended December 31, 2003

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation
9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biotechnology company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer’s disease, an affliction of more than 15 million people around the world. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA). TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

Nymox also is developing drug treatments aimed at the causes of Alzheimer’s disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer’s disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert™ test and implicated in widespread brain cell death seen in Alzheimer’s disease. Nymox has been issued an important U.S. patent for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in meat and other food and drink products. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 is currently in Phase 2 human testing in the US. Nymox also has several other drug candidates and diagnostic technologies in development.

TABLE OF CONTENTS

Corporate Information	2
Message to Shareholders	3
Management's Discussion and Analysis	7
Management's Report	13
Auditor's Report to the Shareholders	15
Consolidated Balance Sheets	17
Consolidated Statements of Operations	18
Consolidated Statements of Deficit	19
Consolidated Statements of Cash Flows	20
Notes to Consolidated Financial Statements	21

CORPORATE INFORMATION

Directors & Corporate Officers

Paul Averback, M.D., D.A.B.P	- C.E.O., President and Chairman
Roy M. Wolvin	- Secretary-Treasurer
Michael Munzar, M.D	- Medical Director
Jack Gemmell, LL.B	- General Counsel and Director
Brian Doyle, B.Sc., M.B.A	- Senior Manager, Global Sales and Marketing
Hans Black, M.D	- Director
Michael Sonnenreich, J.D	- Director
Prof. Walter von Wartburg	- Director
Auditors	KPMG LLP
Legal Counsel	Foley & Lardner
Transfer Agent	Computershare Investor Services
Bankers	CIBC / Bank of America
Stock Exchange Listings	The NASDAQ Stock Market
Stock Trading Symbol	NASDAQ - NYMX
Operating Facilities	230 West Passaic St.
Maywood, NJ, USA, 07607
9900 Cavendish Blvd.
St.-Laurent, PQ, Canada H4M 2V2
Website	www.nymox.com
E-mail	info@nymox.com
Investor Relations	Sitrick and Company

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its audited financial statements for its fiscal year ended December 31, 2003.

On January 22, Nymox announced that the importance of its patent rights for statin use in Alzheimer’s disease had been bolstered by published medical studies. Statins are the class of drugs used for lowering cholesterol, with worldwide sales of $16 billion. A study published in the January issue of the Archives of Neurology (Arch Neurol Jan 2003; 60:29-35) found that a genetic trait which impairs the removal of cholesterol from the brain increased the risk of Alzheimer’s disease and led to increased levels of some of the biochemical hallmarks of the disease. Another epidemiological study found that elevated total cholesterol levels in midlife increase the risk of Alzheimer’s disease (Ann Intern Med 2002; 137:149-55). A third published study found that favorable cholesterol levels in the very elderly are strongly associated with improved mental abilities (J Gerontol A Biol Sci Med Sci 2002; 57:M712-5).

An NIH-sponsored multi-center study of 3712 individuals presented at the 55th Annual Meeting of the American Academy of Neurology found that the rate of cognitive decline in Alzheimer’s disease overall was lower in individuals taking statin drugs. The study was part of the Cardiovascular Health Study, a large longitudinal study of people 65 years or older. The authors of the study were Charles Bernick of Las Vegas, NV, Ronit Katz and Nicholas Smith of Seattle, WA, Stephen Rapp of Winston-Salem, NC, Rafeeque Bhadelia of Boston, MA, Michelle Carson of Baltimore, MD and Lewis Kuller of Pittsburgh, PA. The authors concluded that the study results suggested “that statins may exert their effect by modulating the course of Alzheimer’s disease”.

Another study was reported in the April issue of the Archives of Neurology (April 21, 2003; 60:510-515) and was authored by Drs. Gloria Vega, Myron Weiner, Anne Lipton, Klaus von Bergmann, Dieter Lutjohann, Carol Moore and Doris Svetlik at the University of Texas Southwestern Medical Center at Dallas and at the University of Bonn Medical Center, Bonn, Germany. In the study, 31 people with Alzheimer’s disease (AD) were given one of three different statin drugs for six weeks. The study found that the patients taking statins lowered levels of an important product of brain cholesterol metabolism by 21.4 percent. Other recent reports indicated that this form of cholesterol was elevated in patients with AD.

On May 27, Nymox announced that its scientists had uncovered a major new molecular clue to the mystery of Alzheimer’s disease (AD). In a presentation at the 4th Manhattan Alzheimer’s Disease Conference in New York City, it was reported that toxic amounts of a new substance referred to as “spherotoxin” were discovered in human brains. The spherotoxin substance is a newly delineated molecular “culprit” for significant damage in AD brain. Spherotoxin is present in high concentrations in spherons; the latter have been implicated in AD pathogenesis. The amount of spherotoxin in the brain was found to be approximately 100 times more than the concentration, which produced significant nerve cell death in tissue culture and animal experiments.

Data from prospective and retrospective double blind controlled independent studies of the AlzheimAlert™ test was presented at the Fourth Manhattan Alzheimer’s Disease Conference on May 27, in New York. The studies indicate that the AlzheimAlert™ test values accurately distinguish verified AD patients from controls, suggesting that it may become an important tool for monitoring emerging therapies for AD. In the studies, large numbers of clinically normal persons from all ages were administered the test, in addition to groups of AD patients from several institutions. Individuals with symptoms of dementia for less than a year had considerably lower AlzheimAlert™ scores than those with longer duration symptoms.

On November 11, Nymox announced that it will file a Premarket Approval application (PMA) with the FDA for the Company’s Alzheimer urine test (AlzheimAlert™).

On December 31, Nymox announced that significant new evidence linking the brain protein detected by the Company’s AlzheimAlert™ test to the Alzheimer’s disease process has been published in Cellular and Molecular Life Sciences (Cell Mol Life Sci Dec 2003; 60(12): 2679-91). The study by a research team at Brown Medical School led by Dr. Suzanne de la Monte found that the AlzheimAlert™ brain protein (NTP or neural thread protein) is physically associated with important structural brain cell proteins known to accumulate abnormally in Alzheimer’s disease. NTP has been shown to co-localize with some of the key abnormal cytoskeletal neuronal changes in AD. The new studies reported by the Brown Medical School researchers in the Cellular and Molecular Life Sciences article showed that NTP was abundantly distributed in these key cytoskeletal fractions, which emphasizes the important role NTP plays in the neurodegeneration and the “tangles” in the brain cells in AD.

On February 20, Nymox announced that a new study had shown excellent results for Nymox’s NicAlert™ device for measurement of tobacco product exposure. The study results were presented at the Society for Research on Nicotine and Tobacco 9th Annual meeting in New Orleans. This trial was undertaken at Virginia Commonwealth University in Richmond, Virginia, where the lead investigator was Dr. Thomas Eissenberg. In the new study NicAlert™ was tested in individuals who were at various stages of smoking abstinence. NicAlert™ was shown to reliably detect the progressive lowering of tobacco exposure during tobacco abstinence. Dr. Eissenberg, Associate Professor of Psychology, Institute for Drug and Alcohol Studies, said, “Cotinine is a major metabolite of nicotine found in smokers’ blood, saliva and urine. The NicAlert™ test that we used in this study was easy-to-use, sensitive, and inexpensive. Furthermore, NicAlert™ was most valuable for correctly identifying current smokers and in this study, and showed sensitivity of 98.3%.”

On April 17, Nymox announced the appointment of Brian Doyle BSC, MBA as its new Senior Manager for Global Sales and Marketing. Mr. Doyle, in addition to immunology R&D experience, comes to Nymox with highly successful career sales results in the high tech sector. His experience includes global sales strategy and implementation, hands-on account management, personnel management, and marketing.

On May 22, Nymox announced that a team of Swiss researchers led by Dr. Karl Klingler of the Hirslanden Lung Center, Zurich, Switzerland found that NicAlert™ is “easy to use, cost-effective and accurate”. The researchers presented their findings to the Assembly of Pneumologists in St.Gallen, Switzerland. The researchers conducted a study to evaluate the use of NicAlert™ in conjunction with nicotine replacement therapy (NRT) in smoking cessation and reduction programs. The study found significant smoking reduction over the four-month trial period when NRT was combined with individual cotinine levels as measured by NicAlert™. The authors of the study were Karl Klingler, Jurg Barandun, Thomas Scherer, Beat Walder, Harald Rinde and Jorge Wernli.

On June 9, Nymox and health4u AG (Allschwil, Switzerland) announced that Nymox’s NicAlert™ product was successfully used in a smoking cessation program organized by the popular weekly Swiss TV health program, “Gesundheitssprechstunde,” created and moderated by Dr. S. Stutz. The program which started on World No Tobacco Day, May 31st, 2003, builds on medical information on smoking consequences, techniques and therapies on how to stop smoking as well as physiotherapy, nutrition and exercise programs. NicAlert™ was used to measure the cotinine levels of the participants on the 2nd day and on the final day of the program. Dr. Karl Klingler an eminent respiratory expert from Zurich who is leading the program, stated that the measurement of cotinine is an important part of a successful smoking cessation or reduction program.

On June 25, Nymox and the American Respiratory Alliance jointly announced that NicAlert™ will be used as the official test agent in several smoking cessation programs to be offered by the American Respiratory Alliance. Founded over 90 years ago, the American Respiratory Alliance provides programs, information and services about respiratory health for adults with chronic lung diseases, children with asthma and their parents, adults and adolescents who would like to quit smoking, and health professionals and others who require the most current information on lung diseases and health. The Alliance provides tobacco prevention, cessation and education programs to youth and adults through school programs and self-help and group activities. The Alliance also provides supportive materials to quitters. Health and wellness projects include cessation help for pregnant women and awareness programs about second hand smoke and other environmental and occupational hazards to lung heath.

On September 8, Nymox announced the commercial launch of a new product for non-medical testing of tobacco product exposure. The new Nymox product, TobacAlert™ is capable of measuring tiny amounts of second hand tobacco exposure — as low as several billionths of a gram — in a urine sample. The patented test does not require any instruments or training, can be done almost anywhere, including at home, workplace or school. The test is easy to use and very inexpensive compared to other quantitative methods that require sending samples to laboratories at great expense and time delay. TobacAlert™ is intended only to assess an individual’s level of tobacco product exposure and not for any medical or treatment purposes.

On September 9, Nymox announced that its new TobacAlert™ product is available at CVS Pharmacies in the U.S. in selected CVS stores and will be available at CVS on-line. CVS is one of the major U.S. drug store chains with over 4100 stores in the U.S. and annual sales of $24.1 billion.

On June 10, Nymox announced progress in its collaboration on oncology product developments with Dr. Jack Wands and colleagues at Brown University. Nymox reported that the sponsored research and development agreement has moved ahead significantly. The Company is involved in compound development for oncological indications.

On July 2, Nymox announced it has continued to make its milestones in the development of NXC-4720, a novel antibacterial product for E. coli O157:H7 meat contamination and that the Company will be extending its field trials. Food safety is a priority item for the U.S. Department of Agriculture. In 2002 alone, over 23 million pounds of meat were recalled in the U.S. because of possible E. coli contamination, affecting all sectors of the meat industry from large meat processors to local supermarkets and many consumers. On average, Americans consume over 65 pounds of beef per person per year. The Food Safety and Inspection Service (FSIS) of the USDA has targeted E. coli O157 contamination in meat with more stringent testing and tighter regulations. In a report, Enhancing Public Health: Strategies for the Future, the FSIS outlined new initiatives to encourage the use of new technologies such as antimicrobial agents, including new rules to provide food processors with much more flexibility in using antimicrobial agents in their products.

On December 18, Nymox announced the results of a new study that showed that treatment of meat with the Company’s NXC-4720 product substantially reduced deadly E.coli contamination. A research team led by Dr. Richard Holley of the Faculty of Agricultural and Food Sciences at the University of Manitoba studied the efficacy of Nymox’s NXC-4720 to reduce deadly E. coli O157:H7 contamination in meat processing.

On August 19, Nymox announced interim analysis of initial Phase I human safety data for NX-1207, the Company’s investigational new drug for benign prostatic hyperplasia (BPH). Initial BPH patients treated with NX-1207 overall did not show clinically significant toxic effects from the drug. NX-1207 is currently in Phase 2 human trials in the U.S.

We thank over 4,000 valued shareholders for their continued strong support of Nymox. We are confident that Nymox will meet or surpass its ongoing milestones, and we welcome the important challenges ahead.

/s/ Paul Averback, MD
Paul Averback MD
President

March 31, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgement.

Our accounting policies are described in the notes to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic products to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

o Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and o Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $9.4 million as of December 31, 2003, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

New Accounting Policies

Refer to note 2(j) of our 2003 consolidated financial statements.

Results of Operations 2003

Selected Annual Information	2003	2002	2001
Total Revenues	$199,217	$356,162	$362,691

Net Loss	$(4,363,699)	$(3,422,019)	$(3,049,504)

Loss per share (basic & diluted)	$(0.18)	$(0.15)	$(0.14)

Total Assets	$4,122,576	$4,358,657	$4,192,241

Quarterly Results 2003	Q1	Q2	Q3	Q4
Total Revenues	$33,544	$75,326	$58,356	$31,991

Net Loss	$(928,490)	$(1,122,889)	$(847,163)	$(1,465,157)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.04)	$(0.06)

Quarterly Results 2002	Q1	Q2	Q3	Q4
Total Revenues	$62,305	$172,958	$70,841	$50,058

Net Loss	$(883,017)	$(843,578)	$(799,681)	$(895,743)

Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.04)	$(0.03)

Results of Operations

Net losses were $1,465,157, or $0.06 per share, for the quarter and $4,363,699, or $0.18 per share, for the year ended December 31, 2003, compared to $895,743, or $0.03 per share, and $3,422,019, or $0.15 per share, respectively, for the corresponding periods in 2002. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2003 were 23,771,858 compared to 22,965,668 for the same period in 2002.

Revenues

Revenues from sales amounted to $31,991 for the quarter and $199,217 for the year ended December 31, 2003, compared with $50,058 for the quarter and $356,162 for the year ended December 31, 2002. The reduction in marketing expenditures (due to regulatory tasks and trials associated with the kit format of the products) accounted for the reduction in revenues for AlzheimAlert™ (decrease 39%) and for NicAlert™ (decrease 43%) in 2003. The Company anticipates that revenues will increase if and when product candidates pass regulatory milestones and are launched on the market.

Research and Development

Research and development expenditures were $2,510,051 for the year ended December 31, 2003, compared with $1,706,086 for the year ended December 31, 2002. The increase is attributable to higher spending in the development of the therapeutic products in the Company’s pipeline. In 2003, research tax credits amounted to $33,019 compared to $16,656 in 2002. The rise is due to an increase in the expenses admissible for government tax credits. The Company anticipates that research and development expenditures will not increase significantly as product candidates finish development and clinical trials.

Marketing Expenses

Marketing expenditures were $197,435 for the year ended December 31, 2003, in comparison to expenditures of $235,925 for the year ended December 31, 2002. The decrease is attributable to planned reduced costs relating to marketing agreements. The Company anticipates that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses were $1,326,618 for the year ended December 31, 2003, compared with $1,230,439 in the year ended December 31, 2002 due to increased professional fees. The Company anticipates that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 70% of 2003 expenses (75% in 2002) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2003 or 2002.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $17,099 per month and ongoing research funding payments to a U.S. medical facility totaling $229,750.

Contractual Obligations	Total	Current	1-3 years	4-5 years
Rent	$291,034	$205,193	$85,841	$0

Operating Leases	$31,666	$10,029	$21,637	$0

Other Long Term Obligations	$229,750	$229,750	$0	$0

Total Contractual Obligations	$552,450	$444,972	$107,478	$0

Results of Operations 2002

Results of Operations

Net losses for the period ended December 31, 2002 were $3,422,019, or $0.15 per share, compared to $3,049,504, or $0.14 per share, for the same period in 2001. The weighted, diluted, average number of common shares outstanding for the year ending December 31, 2002 were 22,965,668 compared to 21,995,694 for the same period in 2001.

Revenues

Revenues from sales amounted to $356,162 for the year ended December 31, 2002, compared with $235,288 for the year ended December 31, 2001. The increase is attributable principally to higher sales volumes for NicAlert™ (increase of 94%).

Research and Development

Research and development expenditures were $1,706,086 for the year ended December 31, 2002, compared with $1,499,654 for the year ended December 31, 2001. The increase is attributable to higher spending in the development of the therapeutic products in the Company’s pipeline. In 2002, research tax credits amounted to $16,656 compared to $20,052 in 2001.

Marketing Expenses

Marketing expenditures were $235,925 for the year ended December 31, 2002, in comparison to expenditures of $343,244 for the year ended December 31, 2001. The decrease is attributable to reduced costs relating to marketing agreements.

Administrative Expenses

General and administrative expenses amounted to $1,230,439 for the year ended December 31, 2002, compared with $1,087,326 in the year ended December 31, 2001, due primarily to increased Directors & Officers insurance premiums (increase of 240%).

Financial Position

Liquidity and Capital Resources

As of December 31, 2003, cash totaled $605,602 and receivables including tax credits totaled $60,522. In January 2003, the Corporation signed a common stock private purchase agreement whereby the investor was committed to purchase up to $5 million of the Corporation’s common shares over a twenty-four month period commencing January 2003. Under this agreement, five drawings were made under this purchase agreement, for total proceeds of $2,360,000. Specifically, on January 30, 2003, 107,382 common shares were issued at a price of $3.725 per share. On March 3, 2003, 245,098 common shares were issued at a price of $4.08 per share. On June 6, 2003, 167,224 common shares were issued at a price of $2.99 per share. On July 8, 2003, 80,128 common shares were issued at a price of $3.12 per share. On August 8, 2003, 77,778 common shares were issued at a price of $2.70 per share.

In August 2003, the Corporation signed a new common stock private purchase agreement, whereby the same investor is committed to purchase up to $12 million of the Corporation’s common shares over a twenty-four month period commencing August 25, 2003. As at March 10, 2004, six drawings were made under this purchase agreement, for total proceeds of $2,730,000. Specifically, on September 30, 2003, 204,918 common shares were issued at a price of $2.44 per share. On October 21, 2003, 182,203 common shares were issued at a price of $2.36 per share. On December 8, 2003, 106,383 common shares were issued at a price of $2.82 per share. On December 22, 2003, 109,091 common shares were issued at a price of $2.75 per share. On January 14, 2004, 102,041 common shares were issued at a price of $3.92 per share. On February 27, 2004, 69,284 common shares were issued at a price of $4.33 per share. On March 10, 2004, 100,402 common shares were issued at a price of $4.98 per share.The Company can draw down a further $9,270,000 over the remaining 17 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Reconciliation to U.S. GAAP is presented in Note 12 to the Consolidated Financial Statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgement and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

To assist management in discharging these responsibilities, the Company maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

KPMG LLP, the Company’s auditors, are appointed by the shareholders. They independently review the Company’s system of internal controls and perform the necessary tests of accounting records and procedures to enable them to report their opinions as to the fairness of the consolidated financial statements and their conformity with generally accepted accounting principles.

The Board of Directors ensures that the management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

/s/ Paul Averback, MD	/s/ Roy Wolvin
Paul Averback	Roy Wolvin
Chief Executive Officer &	Chief Financial Officer
President	& Secretary-Treasurer

March 31, 2004

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

Years ended December 31, 2003, 2002 and 2001

[GRAPHIC OMITTED] [KPMG LOGO]

KPMG LLP
Chartered Accountants
2000 McGill College Avenue	Telephone (514) 840-2100
Suite 1900	Telefax (514) 840-2187
Montreal (Quebec) H3A 3H8	www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Montréal, Canada

February27, 2004 (except as for note 15 (a)),
  which is as of March 10, 2004)

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2003 and 2002
(in US dollars)

	2003	2002
Assets
Current assets:
Cash	$605,603	$660,629
Accounts receivable	27,503	101,364
Research tax credits receivable	33,019	47,165
Inventories	66,547	53,208
Prepaid expenses	15,000	--

	747,672	862,366
Long-term security deposit	17,500	17,500
Long-term receivables (note 6)	70,000	70,000
Property and equipment (note 3)	133,161	185,293
Patents and intellectual property (note 4)	3,154,243	3,223,498

	$4,122,576	$4,358,657

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,218,234	$870,925
Notes payable (note 5)	500,000	544,872
Deferred revenue	5,930	55,930

	1,724,164	1,471,727
Non-controlling interest (note 6)	800,000	800,000
Shareholders' equity:
Share capital (note 7)	32,503,600	28,407,600
Warrants and options	336,438	336,438
Additional paid-in capital	85,200	85,200
Deficit	(31,326,826)	(26,742,308)

	1,598,412	2,086,930
Commitments and contingencies (note 8)
Subsequent events (note 15)

	$4,122,576	$4,358,657

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD Director

/s/ Hans Black, MD Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

	2003	2002	2001
Revenues:
Sales	$199,217	$356,162	$235,288
License fees	--	--	97,403
Research contracts	--	--	30,000
Interest	915	5,586	17,918

	200,132	361,748	380,609
Expenses:
Research and development	2,510,051	1,706,086	1,499,654
Less research tax credits	(33,019)	(16,656)	(20,052)

	2,477,032	1,689,430	1,479,602
General and administrative	1,326,618	1,230,439	1,087,326
Marketing	197,435	235,925	343,244
Cost of sales	123,463	216,637	131,904
Depreciation of property and equipment	38,774	44,710	54,028
Amortization of patents and intellectual
property	370,268	352,559	327,554
Interest and bank charges	30,241	46,967	6,455

	4,563,831	3,816,667	3,430,113
Gain on disposal of property and equipment	--	(32,900)	--

	4,563,831	3,783,767	3,430,113

Net loss	$(4,363,699)	$(3,422,019)	$(3,049,504)

Basic and diluted loss per share (note 10)	$(0.18)	$(0.15)	$(0.14)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

	2003	2002	2001
Deficit, beginning of year	$(26,742,308)	$(23,153,447)	$(19,982,999)
Net loss	(4,363,699)	(3,422,019)	(3,049,504)
Share issue costs	(220,819)	(166,842)	(120,944)

Deficit, end of year	$(31,326,826)	$(26,742,308)	$(23,153,447)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

	2003	2002	2001
Cash flows from operating activities:
Net loss	$(4,363,699)	$(3,422,019)	$(3,049,504)
Adjustments for:
Depreciation of property and equipment	38,774	44,710	54,028
Amortization of patents and intellectual
property	370,268	352,559	327,554
Write-off of property and equipment	15,307	--	250
Gain on disposal of property
and equipment	--	(32,900)	--
Services paid with common shares	--	32,420	--
Write-down of deferred share issuance costs	--	106,195	87,263
Changes in operating assets and liabilities:
Accounts receivable	73,861	(48,905)	(20,942)
Research tax credits receivable	14,146	(16,656)	(20,052)
Inventories	(13,339)	(35,641)	(13,242)
Prepaid expenses	(15,000)	37,500	12,500
Accounts payable and accrued liabilities	339,264	575,532	(28,381)
Deferred revenue	(50,000)	605	55,325

	(3,590,418)	(2,406,600)	(2,595,201)
Cash flows from financing activities:
Proceeds from issuance of share capital	4,096,000	2,995,525	2,554,254
Share issue costs	(220,819)	(166,842)	(91,890)
Proceeds from notes payable	300,000	200,000	396,775
Repayment of notes payable	(344,872)	(51,903)	--

	3,830,309	2,976,780	2,859,139
Cash flows from investing activities:
Additions to property and equipment	(1,949)	(12,919)	(2,687)
Additions to patent costs	(292,968)	(418,519)	(337,975)
Proceeds from disposal of property and equipment	--	32,900	--

	(294,917)	(398,538)	(340,662)

Net (decrease) increase in cash	(55,026)	171,642	(76,724)
Cash, beginning of year	660,629	488,987	565,711

Cash, end of year	$605,603	$660,629	$488,987

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$30,241	$46,967	$6,455
(b) Non-cash transactions:
Amortization of deferred share
issue costs charged to deficit	--	--	29,054
Shares issued for services	--	32,420	--
Additions to patent costs included in
accounts payable and accrued liabilities
at year-end	182,145	174,100	--

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Significant accounting policies:

(a)	Consolidation:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles (“GAAP”) and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders’ equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 12.

(b)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

2.	Significant accounting policies (continued):

(c)	Property and equipment, patents and intellectual property:

Property and equipment, patents and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

Asset	Rate
Laboratory equipment	20%
Computer equipment	20%
Office equipment and fixtures	20%
Intellectual property rights acquired	10%

Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over the shorter of their economic useful lives or their legal terms of existence ranging from 17 to 20 years.

Management reviews the unamortized balance of property and equipment, patents and intellectual property whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when estimates of non-discounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.

(d)	Revenue recognition:

Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

2.	Significant accounting policies (continued):

(e)	Research and development expenditures:

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles.

(f)	Foreign currency translation:

The Corporation’s measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings.

Foreign exchange gains included in the consolidated statements of operations for fiscal 2003 amounted to $16,615 (2002 — $3,315; 2001 — $15,910).

(g)	Stock-based compensation plan:

For stock-based employee compensation awards, the Company follows the settlement method of accounting. Under this method, no compensation expense is recognized in the consolidated statement of operations when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital. All stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value method.

The Company discloses the pro forma effect of accounting for all stock-based awards granted to employees after January 1, 2002 under the fair value based method (refer to note 10).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

2.	Significant accounting policies (continued):

(h)	Income taxes:

The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(i)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(j)	Guarantees:

On January 1, 2003, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”), Accounting Guideline 14, Disclosure of Guarantees which clarifies disclosure requirements for certain guarantees. The guideline does not provide guidance on the measurement and recognition of a guarantor’s liability for obligations under guarantees. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

The adoption of this standard did not have an impact on the Corporation’s financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

2.	Significant accounting policies (continued):

(k)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and intangible assets, as well as estimating the recoverability of research tax credits receivable and future tax assets. The reported amounts and note disclosure are determined to reflect the most probable set of economic conditions and planned courses of action. Actual results could differ from those estimates.

3.	Property and equipment:

			2003
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$622,525	$501,640	$120,885
Computer equipment	18,445	15,093	3,352
Office equipment and fix	88,949	80,025	8,924

	$729,919	$596,758	$133,161

			2002
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$620,576	$471,662	$148,914
Computer equipment	73,043	47,807	25,236
Office equipment and fix	88,949	77,806	11,143

	$782,568	$597,275	$185,293

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

4.	Patents and intellectual property:

			2003
	Cost	Accumulated amortization	Net book value
Patent costs	$2,380,009	$550,898	$1,829,111
Intellectual property rights acquired	2,222,661	897,529	1,325,132

	$4,602,670	$1,448,427	$3,154,243

			2002
	Cost	Accumulated amortization	Net book value
Patent costs	$2,078,996	$401,486	$1,677,510
Intellectual property rights acquired	2,222,661	676,673	1,545,988

	$4,301,657	$1,078,159	$3,223,498

5.	Notes payable:

	2003	2002
Note payable, bearing interest at the prime rate plus 2%, due
on or before January 1, 2004; repaid in 2003	$--	$44,872
Notes payable, bearing interest at the prime rate plus 2%, due
on or before July 31, 2004	500,000	500,000

	$500,000	$544,872

During the year, the maturity dates of notes payable in the amount of $200,000 outstanding at December 31, 2002 were extended from January 1, 2004 to July 31, 2004. In addition, the Corporation issued notes payable in the amount of $300,000, bearing interest at prime rate plus 2% and due on or before July 31, 2004.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

6.	Non-controlling interest:

Non-controlling interest includes redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption and sufficient funds available in Serex. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.

7.	Share capital:

	2003	2002
Authorized:
An unlimited number of common shares
Issued and outstanding:
24,401,159 common shares (2002 - 23,020,954 shares)	$32,503,600	$28,407,600

(a)	Changes in the Corporation’s outstanding common shares are presented below:

	Shares	Dollars
Issued and outstanding, December 31, 2001	22,297,525	$25,376,557
Issue of common shares under private
placements (b)	714,574	2,995,525
Issued to acquire additional shares of Serex (b)	932	3,098
Issued in exchange for services (b)	7,923	32,420

Balance, December 31, 2002	23,020,954	28,407,600
Issue of common shares for cash under
common stock private purchase agreements (b) (c)	1,280,205	3,890,000
Issue of common shares pursuant to exercise of warrants (d)	100,000	206,000

Balance, December 31, 2003	24,401,159	$32,503,600

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

7.	Share capital (continued):

(b)	Private placements and other:

In 2003, the Corporation completed private placements for 1,280,205 common shares and received aggregate proceeds of $3,890,000. In 2002, the Corporation completed private placements for 714,574 common shares and received aggregate proceeds of $2,995,525. The share issue costs related to these private placements have been charged against the deficit.

In 2002, the Corporation also issued 932 common shares and 574 Series J warrants to purchase an additional 5,000 shares of Serex, Inc. that it did not already own. The Corporation since then owns approximately 98% of Serex, Inc. The warrants are exercisable at $3.70 per share and expire on July 31, 2005. In addition, in 2002, the Corporation issued 7,923 common shares for certain services totalling $32,420.

(c)	Common Stock Private Purchase Agreement:

In January 2003, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In August 2003, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $12 million (previously $5 million) of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term if it has issued at least $8 million of common shares under the agreement.

In 2003, the Corporation issued 1,280,205 common shares to the Purchaser for aggregate proceeds of $3,890,000 under the agreements. At December 31, 2003, the Corporation can require the Purchaser to purchase up to $10,470,000 of common shares over the remaining 19 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

7.	Share capital (continued):

(d)	Warrants:

The Corporation has issued the following warrants to purchase common shares:

Warrants	Exercise price per share	Issued	Exercised to date	Expired	Outstanding at December 31, 2003	Expiry
Series E	$4.53	200,000	--	--	200,000	November 30, 2004
Series F	$4.06	160,000	--	--	160,000	November 30, 2004
Series G	$3.70	115,662	--	--	115,662	January 8, 2005
Series H	$9.38	66,667	--	--	66,667	March 6, 2004
Series I	$7.81	26,667	--	--	26,667	March 6, 2004
Series J	$3.70	42,864	--	--	42,864	July 31, 2005
Series K	$2.06	100,000	100,000	--	--	--

		711,860	100,000	--	611,860

In February 2003, the Corporation issued 100,000 common shares pursuant to the exercise of Series K warrants and received proceeds of $206,000.

(e)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

7.	Share capital (continued):

(e)	Stock options (continued):

Changes in outstanding options were as follows for the last two fiscal periods:

	Number	Weighted average exercise price
Balance, December 31, 2001	1,640,000	$4.51
Granted	20,000	4.45
Expired	(6,000)	3.30

Balance, December 31, 2002	1,654,000	4.51
Granted	610,000	3.02
Expired	(133,500)	5.06

Balance, December 31, 2003	2,130,500	$4.05

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

7.	Share capital (continued):

(e)	Stock options (continued):

At December 31, 2003, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date
10,000	10,000	$ 2.25	April 13, 2004
5,000	5,000	9.53	April 13, 2004
5,000	5,000	6.79	April 13, 2004
40,000	40,000	6.93	April 13, 2004
5,000	5,000	6.24	April 13, 2004
210,000	210,000	2.25	January 17, 2006
10,000	10,000	9.53	January 17, 2006
10,000	10,000	6.79	January 17, 2006
20,000	20,000	6.93	January 17, 2006
100,000	100,000	7.97	April 30, 2006
10,000	10,000	11.60	August 13, 2006
10,000	10,000	6.24	August 13, 2006
30,000	30,000	6.93	August 13, 2006
5,000	5,000	6.24	October 31, 2007
40,000	40,000	6.93	October 31, 2007
7,500	7,500	6.41	December 19, 2007
50,000	50,000	6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
67,000	67,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
251,500	251,500	3.88	May 1, 2010
50,000	30,000	6.93	May 1, 2010
10,000	10,000	4.70	June 15, 2010
2,000	2,000	4.00	July 13, 2010
10,000	10,000	3.20	August 14, 2010
5,000	5,000	3.15	August 16, 2010
50,000	50,000	3.90	August 25, 2010
10,000	10,000	2.21	January 16, 2011
70,500	70,500	1.93	April 23, 2011
2,000	2,000	3.75	October 1, 2011
100,000	60,000	4.00	November 1, 2011
3,000	3,000	4.20	November 8, 2011
225,000	225,000	4.33	November 13, 2011
20,000	20,000	4.45	August 25, 2012
50,000	10,000	3.75	April 28, 2013
60,000	60,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013

2,130,500	2,030,500	$ 4.05

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next four years are as follows:

2004	$ 216,000
2005	96,000
2006	7,000
2007	5,000

$ 324,000

(b)	Research funding agreement:

The Corporation is committed to make research grants to an unrelated medical facility in the U.S. in the aggregate amount of approximately $230,000 in 2004. Under this agreement, the medical facility benefits from research funding and collaboration from the Corporation and is entitled to royalties based on a percentage of sales of any commercialized product derived from this research.

(c)	Contingencies:

Litigation:

A shareholder has served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a 2000 private placement agreement and to damages of $4,000,000 for lost opportunity to sell these shares. The Corporation believes that the shareholder’s interpretation of the repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements. In October 2003, the Corporation filed an action against the shareholder, certain private investors, their agents and others in the United States District Court of the Southern District of New York. The complaint alleges that the defendants, inter alia, violated federal securities laws, breached their contractual commitments and/or breached their fiduciary duties toward the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

8.	Commitments and contingencies (continued):

(c)	Contingencies (continued):

Demand for arbitration:

In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney’s fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. Subsequently, in October 2002, the former employee filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Corporation. The complaint claims unspecified damages. The Corporation believes these claims are without merit and intends to defend the matter vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

9.	Income taxes:

Details of the components of income taxes are as follows:

	2003	2002	2001

Loss before income taxes:
Canadian operations	$(3,579,335)	$(2,660,160)	$(2,257,157)
U.S. operations	(784,364)	(761,859)	(792,347)

	(4,363,699)	(3,422,019)	(3,049,504)
Basic income tax rate	33%	35%	37%

Income tax recovery at statutory rates	(1,445,000)	(1,203,000)	(1,128,000)
Adjustments in income taxes resulting from:
Non-recognition of losses and other
unclaimed deductions	1,445,000	1,203,000	1,128,000

Income taxes	$--	$--	$--

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

9.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2003	2002

Future tax assets:
Non-capital losses	$8,568,000	$7,265,000
Scientific research and experimental development
expenditures	878,000	675,000
Investment tax credits, net	390,000	290,000
Property and equipment and patents	196,000	113,000
Share issue costs	138,000	115,000

	10,170,000	8,458,000
Less valuation allowance	(9,371,000)	(7,753,000)

	799,000	705,000
Future tax liabilities:
Intellectual property rights	(413,000)	(485,000)
Foreign exchange gains	(352,000)	(220,000)
Other	(34,000)	--

	(799,000)	(705,000)

Net future tax asset	$--	$--

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

9.	Income taxes (continued):

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial

Non-capital losses:
2004	$ 1,690,000	$ 841,000
2005	2,392,000	2,392,000
2006	2,726,000	2,716,000
2007	3,284,000	3,223,000
2008	2,343,000	2,343,000
2009	2,888,000	2,856,000
2010	3,116,000	3,071,000
Scientific research and development expenditures:
(Indefinitely)	2,184,000	4,346,000

The Corporation also has investment tax credits available in the amount of approximately $568,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2005	$ 29,000
2006	214,000
2007	115,000
2008	4,000
2009	8,000
2010	18,000
2011	67,000
2012	58,000
2013	55,000

$ 568,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

9.	Income taxes (continued):

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $9,349,000 which expire as follows:

2010		$ 51,000
2011		1,029,000
2012		1,932,000
2018		2,781,000
2019		1,078,000
2020		813,000
2021		664,000
2022		522,000
2023		479,000

	$	$ 9,349,000

10.	Earnings per share:

(a)	Basic and diluted earnings per share:

A reconciliation between basic and diluted earnings per share is as follows:

	2003	2002	2001

Basic:
Basic weighted average number of
common shares outstanding	23,669,852	22,651,639	21,873,966

Basic loss per share	$(0.18)	$(0.15)	$(0.14)

Diluted:
Basic weighted average number
of common shares outstanding	23,669,852	22,651,639	21,873,966
Plus impact of stock options and
warrants (1)	102,006	314,029	121,728

Diluted common shares	23,771,858	22,965,668	21,995,694

Diluted loss per share	$(0.18)	$(0.15)	$(0.14)

(1)	The impact of these stock options and warrants is anti-dilutive because the Corporation incurred losses in 2003, 2002 and 2001.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

10.	Earnings per share (continued):

(a)	Basic and diluted earnings per share (continued):

Excluded from the above calculations are 1,623,000 stock options and 453,334 warrants which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares (2002 — 1,186,500 options and 453,334 warrants; 2001 — 760,500 options and 293,334 warrants).

(b)	Stock-based compensation:

If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to exempt options and warrants issued to employees after January 1, 2002, the net loss and related loss per share figures would be as follows:

	2003	2002

Reported net loss	$(4,363,699)	$(3,422,019)
Pro forma adjustments to compensation expense	(494,964)	(53,200)

Pro forma net loss	$(4,858,663)	$(3,475,219)

Pro forma loss per share:
Basic	$(0.21)	$(0.15)
Diluted	(0.21)	(0.15)

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2003		2002
Risk free interest rate	4.27%		4.49%
Expected volat	40%		54%
Expected life	5	ars	5
Dividend yield	0%		0%

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

10.	Earnings per share (continued):

(b)	Stock-based compensation (continued):

The following table summarizes the weighted average grant-date fair value per share for options granted during the year ended December 31, 2003 and December 31, 2002:

	Year	Number of options	Weighted average grant-date fair value per share

Exercise price per share equal to	2002	20,000	$2.29
market price per share at date of grant	2003	60,000	1.11
Exercise price per share greater than
market price per share at date of grant	2003	550,000	0.89

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

11.	Financial instruments:

(a)	Foreign currency risk management:

Effective January 1, 2000, the Corporation adopted the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar could cause unanticipated fluctuations in the Corporation’s operating results. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

(b)	Fair value disclosure:

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

11.	Financial instruments (continued):

(b)	Fair value disclosure (continued):

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term receivables cannot be determined because settlement is tied to the redemption of the preferred shares. See note 6.

(c)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(d)	Interest rate risk:

The Company’s exposure to interest rate risk is as follows:

Cash	Fixed interest rate
Notes payable	Floating interest rate

12.	Canadian/U.S. Reporting Differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2003	2002	2001

Net loss, Canadian GAAP	$(4,363,699)	$(3,422,019)	$(3,049,504)
Adjustments:
Amortization of patents (i)	9,411	9,410	9,411
Stock-based compensation - options
granted to non-employees (ii)	(41,140)	(41,140)	(55,040)

Net loss, U.S. GAAP	$(4,395,428)	$(3,453,749)	$(3,095,133)

Loss per share, U.S. GAAP	$(0.19)	$(0.15)	$(0.14)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(a)	Consolidated statements of earnings (continued:)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts as those for Canadian GAAP purposes.

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2003	2002	2001

Shareholders' equity, Canadian GAAP	$1,598,412	$2,086,930	$2,644,748
Adjustments:
Amortization of patents (i)	(119,714)	(129,125)	(138,535)
Stock-based compensation - options
granted to non-employees (ii):
Cumulative compensation expense	(1,342,863)	(1,301,723)	(1,260,583)
Additional paid-in capital	1,395,426	1,354,286	1,313,146
Change in reporting currency (iii)	(62,672)	(62,672)	(62,672)

	(129,823)	(139,234)	(148,644)

Shareholders' equity, U.S. GAAP	$1,468,589	$1,947,696	$2,496,104

(i)	In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, certain patents were initially amortized by the Corporation commencing in the year of commercial production of the developed products.

(ii)	In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 12 (d) (2).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(iii)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year and the statement of earnings at the average exchange rate for the respective year.

(c)	Consolidated comprehensive income:

FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. There were no adjustments to the net loss US GAAP required to reconcile to the comprehensive loss.

(d)	Other disclosures required by United States GAAP:

(1)	Development stage company:

The Corporation is in the process of developing unique patented products which are subject to approval by the regulatory authorities. It has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7 and the following additional disclosures under US GAAP are provided:

	Cumulative since the date of inception of the Corporation to December 31, 2003	Cumulative since the date of inception of the Corporation to December 31, 2002

Revenues:
Sales	$1,223,443	$1,024,226
Interest revenue	508,569	507,654
License revenue	97,403	97,403
Research contract	30,000	30,000
Expenses:
Gross research and development expenditures	15,260,841	12,750,790
Other expenses	17,577,099	15,490,300
Cash inflows (outflows):
Operating activities	(27,800,421)	(24,027,858)
Investing activities	(1,292,606)	(1,179,834)
Financing activities	31,139,049	27,308,740

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below:

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$--	$--	$172,414
Net loss	--	--	--	(109,241)	(109,241)

Balance, July 31, 1990	2,500,000	172,414	--	(109,241)	63,173
Year ended July 31, 1991
Net loss	--	--	--	(21,588)	(21,588)
Cumulative translation adjustment	--	1,499	--	(950)	549

Balance, July 31, 1991	2,500,000	173,913	--	(131,779)	42,134
Year ended July 31, 1992
Common shares issued	9,375	31,468	--	--	31,468
Net loss	--	--	--	(45,555)	(45,555)
Cumulative translation adjustment	--	(6,086)	--	5,598	(488)

Balance, July 31, 1992	2,509,375	199,295	--	(171,736)	27,559
Year ended July 31, 1993
Common shares issued	201,250	159,944	--	--	159,944
Common shares cancelled	(500,000)	--	--	--	--
Net loss	--	--	--	(38,894)	(38,894)
Cumulative translation adjustment	--	(13,994)	--	12,830	(1,164)

Balance, July 31, 1993	2,210,625	345,245	--	(197,800)	147,445
Year ended July 31, 1994
Common shares issued	2,500	7,233	--	--	7,233
Net loss	--	--	--	(53,225)	(53,225)
Cumulative translation adjustment	--	(25,173)	--	15,808	(9,365)

Balance, July 31, 1994	2,213,125	327,305	--	(235,217)	92,088
Year ended July 31, 1995
Common shares issued	78,078	303,380	--	--	303,380
Net loss	--	--	--	(285,910)	(285,910)
Cumulative translation adjustment	--	5,196	--	(7,221)	(2,025)

Balance, July 31, 1995	2,291,203	635,881	--	(528,348)	107,533
Period ended December 31, 1995:
Adjustment necessary to
increase the number of
common shares	12,708,797	--	--	--	--

Adjusted number of
common shares	15,000,000	635,881	--	(528,348)	107,533
Common shares issued	2,047,082	2,997,284	--	--	2,997,284
Net loss	--	--	--	(1,194,226)	(1,194,226)
Share issue costs	--	(153,810)	--	--	(153,810)
Cumulative translation adjustment	--	2,858	--	(6,328)	(3,470)

Balance, December 31, 1995
carried forward	17,047,082	3,482,213	--	(1,728,902)	1,753,311

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 1995
brought forward	17,047,082	$3,482,213	$--	$(1,728,902)	$1,753,311
Year ended December 31, 1996:
Common shares issueD	882,300	3,852,364	--	--	3,852,364
Net loss	--	--	--	(3,175,587)	(3,175,587)
Share issue costs	--	(170,699)	--	--	(170,699)
Stock-based compensation	--	--	434,145	--	434,145
Cumulative translation adjustment	--	(16,769)	(2,217)	24,544	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	2,699,092
Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	--	--	3,180,666
Net loss	--	--	--	(3,755,409)	(3,755,409)
Share issue costs	--	(161,482)	--	--	(161,482)
Capital stock subscription	--	352,324	--	--	352,324
Stock-based compensation	--	--	108,350	--	108,350
Cumulative translation adjustment	--	(299,275)	(21,578)	325,364	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	2,428,052
Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	--	--	5,644,638
Net loss	--	--	--	(4,979,562)	(4,979,562)
Share issue costs	--	(54,131)	--	--	(54,131)
Stock-based compensation	--	--	274,088	--	274,088
Cumulative translation adjustment	--	(685,156)	(43,750)	720,173	(8,733)

Balance, December 31, 1998	19,727,904	15,124,693	749,038	(12,569,379)	3,304,352
Year ended December 31, 1999:
Common shares issued	275,900	969,253	--	--	969,253
Net loss	--	--	--	(3,409,166)	(3,409,166)
Share issue costs	--	(35,041)	--	--	(35,041)
Stock-based compensation	--	--	198,815	--	198,815
Cumulative translation adjustment	--	943,133	52,563	(884,178)	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	1,139,731
Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	--	--	5,909,340
Warrants and options	--	421,638	--	--	421,638
Net loss	--	--	--	(4,272,308)	(4,272,308)
Share issue costs	--	(353,204)	--	--	(353,204)
Stock-based compensation	--	--	257,690	--	257,690

Balance, December 31, 2000
carried forward	21,377,621	22,979,812	1,258,106	(21,135,031)	3,102,887

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2000
brought forward	21,377,621	$22,979,812	$1,258,106	$(21,135,031)	$3,102,887
Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	--	--	2,554,254
Net loss	--	--	--	(3,095,133)	(3,095,133)
Share issue costs	--	(120,944)	--	--	(120,944)
Stock-based compensation	--	--	55,040	--	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	2,496,104
Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	--	--	3,031,043
Net loss	--	--	--	(3,453,749)	(3,453,749)
Share issue costs	--	(166,842)	--	--	(166,842)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	1,947,696
Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	--	--	4,096,000
Net loss	--	--	--	(4,395,428)	(4,395,428)
Share issue costs	--	(220,819)	--	--	(220,819)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2003	24,401,159	$32,152,504	$1,395,426	$(32,079,341)	$1,468,589

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP (continued):

(2)	Stock-based compensation:

For US GAAP purposes, the Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and, accordingly, no compensation cost has been recognized for stock options granted to employees in these financial statements. As explained in note 12 (b), compensation cost has been recognized for stock options granted to non-employees. Had compensation cost been determined for stock options granted to employees based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation’s net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:

	2003	2002	2001
Net loss As reported (US GAAP)	$(4,395,428)	$(3,453,749)	$(3,095,133)
Deduct: stock-based
employee
compensation cost,
net of taxes of nil
under SFAS 123	(662,994)	(221,500)	(251,969)

Pro-forma	$(5,058,422)	$(3,675,249)	$(3,347,102)

Loss per share As reported (US GAAP)	$(0.19)	$(0.15)	$(0.14)
Pro-forma	(0.21)	(0.16)	(0.15)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.27% (2002 — 4.49%; 2001 — 5.49%), dividend yield of 0%, expected volatility of 40% (2002 — 54%; 2001 — 163%), and expected life of 5 years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(e)	Recent accounting pronouncements:

(i)	Variable interest entities:

In December 2003, the Financial Accounting Standards Board (FASB) issued FIN46R, Consolidation of Variable Interest Entities. This interpretation provides guidance on the application of consolidation accounting principles to all entities. Its principles require an enterprise to determine whether an entity in which it has an interest is a variable interest entity (“VIE”), or an entity that is other than a VIE, to which the basic consolidation principles apply. An enterprise consolidates a VIE if that enterprise has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the VIE’s expected residual returns if they occur, or both.

FIN46R applies to financial statements of public companies that have an interest in VIEs (other than special-purpose entities for which the standard is already effective) for periods ending after March 15, 2004. Similar standards were issued in Canada, but are only effective for annual or interim periods beginning after November 1, 2004. The Company does not expect the adoption of these standards to have a material effect on its financial statements.

(ii)	Asset retirement obligations:

These standards were established for the recognition, measurement and disclosures of liabilities for asset retirement obligations and the associated retirement cost. The standards apply to legal obligations associated with the retirements of a tangible long-lived asset that results from acquisition, development or normal operations. The standard requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. An entity is subsequently required to allocate the asset retirement cost to expense using a systematic and rational method over its estimated life. The standards are effective in Canada and the U.S. for fiscal years beginning on or after January 1, 2004. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(e)	Recent accounting pronouncements (continued):

In December 2002, CICA issued Handbook Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment as well as Section 3475, Discontinued Operations. Section 3063 amends existing guidance and long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Corporation. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell.

Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Corporation, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Corporation’s commitment to a plan on or after May 1, 2003. The Corporation does not expect that the adoption of these standards will have a material effect on its financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

13.	Segment disclosures:

The Corporation operates in one reporting segment — the research and development of products for the treatment of Alzheimer’s and other diseases. Geographic segment information is as follows:

	Canada	United States
Revenues:
2003	$ 3,231	$ 196,901
2002	6,327	355,421
2001	145,501	235,108
Net loss
2003	(3,579,335)	(784,364)
2002	(2,660,160)	(761,859)
2001	(2,257,157)	(792,347)
Property and equipment, patents and intellectual property
2003	2,994,919	292,485
2002	3,102,806	305,985
Total assets:
2003	3,414,762	707,814
2002	3,791,072	567,585

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2003	2002	2001
Customer A	N/A	33%	N/A
Customer B	15%	21%	N/A
Customer C	N/A	11%	N/A
Customer D	25%	N/A	26%

14.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2003, 2002 and 2001
(in US dollars)

15.	Subsequent events:

(a)	Common Stock Private Purchase Agreement:

In January and February 2004, the Corporation issued 168,325 common shares for aggregate proceeds of $700,000 under the Common Stock Private Purchase Agreement referred to in note 7 (c). On March 10, 2004, the Corporation gave notice of exercise for an additional drawdown under the agreement of 100,402 common shares to be issued for aggregate proceeds of $500,000.

(b)	Exercise of warrants:

In February 2004, the Corporation issued 16,953 common shares pursuant to a cashless exercise of 109,879 Series G warrants and 3,761 common shares pursuant to a cashless exercise of 18,850 Series J warrants.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date:  March 31, 2004